Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the ordinary shares, par value $1.00 per share, of Aptorum Group Limited shall be filed on behalf of the undersigned.

January 3, 2019

CGY Investments Limited

By:	/s/ Mandy Lui Man Lok
Name: Mandy Lui Man Lok,
Title: Director

By:	/s/ Darren Lui
Name: Darren Lui

By:	/s/ Seng Fun Yee
Name: Seng Fun Yee